FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT JUNE 30, 2009 & 2008

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO JUNE 30, 2009 & 2008

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM APRIL 01 TO JUNE30, 2009

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO JUNE 30, 2009 & 2008

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITHE THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2009 & 2008

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	145,411,743	100	131,314,295	100

s02	CURRENT ASSETS	32,616,061	22	37,123,559	28
s03	CASH AND SHORT-TERM INVESTMENTS	5,198,059	4	13,845,090	11
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	17,679,188	12	15,020,153	11
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	6,172,960	4	5,414,189	4
s06	INVENTORIES	984,828	1	634,957	0
s07	OTHER CURRENT ASSETS	2,581,026	2	2,209,170	2
s08	LONG - TERM	7,352,038	5	6,571,592	5
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	7,350,146	5	6,570,065	5
s11	OTHER INVESTMENTS	1,892	0	1,527	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	70,233,357	48	54,240,491	41
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	186,118,126	128	154,864,434	118
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	120,871,198	83	106,063,774	81
s17	CONSTRUCTIONS IN PROGRESS	4,986,429	3	5,439,831	4
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	25,141,322	17	22,467,865	17
s19	OTHER ASSETS	10,068,965	7	10,910,788	8

s20	TOTAL LIABILITIES	54,760,519	100	39,806,955	100

s21	CURRENT LIABILITIES	36,514,934	67	27,159,325	68
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	5,774,593	11	2,372,481	6
s24	STOCK MARKET LOANS	9,500,000	17	1,838,283	5
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	1,083,534	2	851,861	2
s26	OTHER CURRENT LIABILITIES	20,156,807	37	22,096,700	56
s27	LONG - TERM LIABILITIES	11,521,283	21	10,007,402	25
s28	BANK LOANS	11,521,283	21	10,007,402	25
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	6,724,302	12	2,640,228	7

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	90,651,224	100	91,507,340	100

s34	NON-CONTROLLING INTEREST	2,979,018	3	2,901,386	3
s35	CONTROLLING INTEREST	87,672,206	97	88,605,954	97
s36	CONTRIBUTED CAPITAL	55,099,559	61	55,610,173	61
s79	CAPITAL STOCK (NOMINAL)	17,061,659	19	17,828,563	19
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	38,037,900	42	37,781,610	41
s41	CAPITAL INCREASE (DECREASE)	32,572,647	36	32,995,781	36
s42	RETAINED EARNINGS AND CAPITAL RESERVE	20,114,570	22	13,047,373	14
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	12,458,077	14	19,948,408	22
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	5,198,059	100	13,845,090	100
s46	CASH	1,397,388	27	734,634	5
s47	SHORT-TERM INVESTMENTS	3,800,671	73	13,110,456	95

s07	OTHER CURRENT ASSETS	2,581,026	100	2,209,170	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	146,592	6	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,434,434	94	2,209,170	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	25,141,322	100	22,467,865	100
s48	AMORTIZED OR REDEEMED EXPENSES	5,269,995	21	4,004,038	18
s49	GOODWILL	17,832,007	71	16,699,210	74
s51	OTHERS	2,039,320	8	1,764,617	8

s19	OTHER ASSETS	10,068,965	100	10,910,788	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	5,839,901	58	6,582,551	60
s104	BENEFITS FOR EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	4,229,064	42	4,328,237	40

s21	CURRENT LIABILITIES	36,514,934	100	27,159,325	100
s52	FOREIGN CURRENCY LIABILITIES	27,236,676	75	24,326,687	90
s53	MEXICAN PESOS LIABILITIES	9,278,258	25	2,832,638	10

s26	OTHER CURRENT LIABITIES	20,156,807	100	22,096,700	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	3,053,729	14
s89	INTEREST LIABILITIES	239,745	1	184,102	1
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	18,557,316	92	17,618,503	80
s105	BENEFITS FOR EMPLOYEES	1,359,746	7	1,240,366	6

s27	LONG-TERM LIABILITIES	11,521,283	100	10,007,402	100
s59	FOREIGN CURRENCY LIABILITIES	11,521,283	100	10,007,402	100
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	0	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	6,724,302	100	2,640,228	100
s66	DEFERRED TAXES	4,160,254	62	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,564,048	38	2,640,228	100
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	17,061,659	100	17,828,563	100
s37	CAPITAL STOCK (NOMINAL)	148,495	1	155,019	1
s38	RESTATEMENT OF CAPITAL STOCK	16,913,164	99	17,673,544	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	20,114,570	100	13,047,373	100
s93	LEGAL RESERVE	276,774	1	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	15,503,441	77	9,920,959	76
s45	NET INCOME FOR THE YEAR	4,334,355	22	3,126,414	24

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	12,458,077	100	19,948,408	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	12,458,077	100	19,948,408	100
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	(3,898,873)	9,964,234
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	22,414	24,291
s76	WORKERS (*)	3,432	3,691
s77	OUTSTANDING SHARES (*)	18,148,042,660	18,945,306,160
s78	REPURCHASE OF OWN SHARER(*)	174,996,400	0
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO JUNE 30, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	42,419,246	100	36,959,834	100
r02	COST OF SALES AND SERVICES	27,995,278	66	23,490,178	64
r03	GROSS INCOME	14,423,968	34	13,469,656	36
r04	OPERATING EXPENSES	9,719,447	23	9,271,157	25
r05	OPERATING INCOME	4,704,521	11	4,198,499	11
r08	OTHER EXPENSES AND INCOMES (NET)	(79,605)	(0)	(67,018)	(0)
r06	COMPREHENSIVE FINANCING COST	1,268,326	3	163,264	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSSINES AND AFFILIATES	505,436	1	413,452	1
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	6,398,678	15	4,708,197	13
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,828,326	4	1,479,918	4
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	4,570,352	11	3,228,279	9
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	4,570,352	11	3,228,279	9
r19	NET INCOME OF NON-CNTROLLING INTEREST	235,997	1	101,865	0
r20	NET INCOME OF CONTROLLING INTEREST	4,334,355	10	3,126,414	8

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	42,419,246	100	36,959,834	100
r21	DOMESTIC	3,523,674	8	3,836,768	10
r22	FOREIGN	38,895,572	92	33,123,066	90
r23	TRANSLATION INTO DOLLARS (***)	2,780,499	7	3,220,804	9

r08	OTHER EXPENSES AND INCOMES (NET)	(79,605)	100	(67,018)	100
r49	OTHER EXPENSES AND INCOMES (NET)	(39,911)	50	(21,629)	32
r34	EMPLOYEE PROFIT SHARING	1,293	(2)	3,762	(6)
r35	DEFERRED EMPLOYEE PROFIT SHARING	38,401	(48)	41,627	(62)

r06	COMPREHENSIVE FINANCING COST	1,268,326	100	163,264	100
r24	INTEREST EXPENSE	1,184,339	93	626,680	384
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	453,690	36	767,761	470
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	1,998,975	158	22,183	14
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,828,326	100	1,479,918	100
r32	INCOME TAX	1,594,548	87	483,324	33
r33	DEFERRED INCOME TAX	233,778	13	996,594	67

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	42,419,246	36,959,834
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	81,464,156	71,493,743
r39	OPERATING INCOME (**)	9,429,076	9,239,001
r40	NET INCOME OF CONTROLLING INTEREST (**)	6,743,417	6,156,777
r41	NET INCOME (**)	6,973,001	6,592,326
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	4,256,954	3,671,033

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM APRIL 01 TO JUNE30, 2009-

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	21,778,023	100	18,544,370	100
rt02	COST OF SALES AND SERVICES	14,303,930	66	12,061,729	65
rt03	GROSS INCOME	7,474,093	34	6,482,641	35
rt04	OPERATING EXPENSES	5,077,986	23	4,742,316	26
rt05	OPERATING INCOME	2,396,107	11	1,740,325	9
rt08	OTHER EXPENSES AND INCOMES (NET)	(73,492)	(0)	(66,873)	(0)
rt06	COMPREHENSIVE FINANCING COST	1,525,767	7	137,669	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSSINES AND AFFILIATES	313,382	1	88,001	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	4,161,764	19	1,899,122	10
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,302,506	6	671,262	4
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	2,859,258	13	1,227,860	7
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	2,859,258	13	1,227,860	7
rt19	NET INCOME OF NON-CONTROLLING INTEREST	170,720	1	38,046	0
rt20	NET INCOME OF CONTROLLING INTEREST	2,688,538	12	1,189,814	6

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	21,778,023	100	18,544,370	100
rt21	DOMESTIC	1,735,862	8	1,855,796	10
rt22	FOREIGN	20,042,161	92	16,688,574	90
rt23	TRANSLATION INTO DOLLARS (***)	1,432,739	7	1,622,755	9

rt08	OTHER REVENUES AND (EXPENSES), NET	(73,492)	100	(66,873)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	(51,354)	70	(39,319)	59
rt34	EMPLOYEE PROFIT SHARING	965	(1)	1,863	(3)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	21,173	(29)	25,691	(38)

rt06	COMPREHENSIVE FINANCING COST	1,525,767	100	137,669	100
rt24	INTEREST EXPENSE	549,440	36	291,678	212
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	214,860	14	371,688	270
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	1,860,347	122	57,659	42
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,302,506	100	671,262	100
rt32	INCOME TAX	1,159,079	89	360,053	54
rt33	DEFERRED INCOME TAX	143,427	11	311,209	46

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	2,214,106	1,866,917

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO JUNE 30, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	0	0
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	0	0
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	0	0
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0	0
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	0
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	0	0
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	0	0

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
c41	+(-) OTHER ITEMS	0	0

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	0
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	0	0
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	0

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c23	+ BANK FNANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	0	0
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$0.37		$0.32
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$0.37		$0.32
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$4.83		$4.68
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.00		$0.00
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	1.66	times	1.79	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	21.62	times	26.22	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME TO OPERATING REVENUES	10.77%		8.73%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	7.69%		7.20%
p03	NET INCOME TO TOTAL ASSETS ( **)	4.80%		5.02%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	-%		-%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	-%		-%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.56	times	0.54	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.16	times	1.32	times
p08	INVENTORIES ROTATION (**)	53.25	times	70.52	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	65.00	days	59.00	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.71		10.23
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	37.66		30.31
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.60	times	0.44	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	70.78		86.25
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	16.40		18.45
p15	OPERATING INCOME TO INTEREST PAID	3.97	times	6.70	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.49	times	1.80	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.89	times	1.37	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.87	times	1.34	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.60	times	0.93	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	14.24		50.98
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	6,398,678	4,708,197
e02	+(-) ITEMS NOT REQUIRING CASH	(1,998,975)	1,628,877
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	4,715,360	4,592,370
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	1,184,339	626,680
e05	CASH FLOWS BEFORE INCOME TAX	10,299,402	11,556,124
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(2,741,027)	(4,563,566)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	7,558,375	6,992,558
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(9,473,611)	(8,462,318)
e09	FINANCING ACTIVITIES	(1,915,236)	(1,469,760)

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(1,024,703)	(1,952,953)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,939,939)	(3,422,713)
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	627,423	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	7,510,575	17,267,803
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	5,198,059	13,845,090

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	(1,998,975)	1,628,877
e15	+ESTIMATES FOR THE PERIOD	0	1,370,053
e16	+PROVISIONS FOR THE PERIOD	0	275,017
e17	+(-) OTHER UNREALIZED ITEMS	(1,998,975)	(16,193)

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	4,715,360	4,592,370
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	5,220,796	4,522,498
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(505,436)	(413,452)
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	483,324

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	1,184,339	626,680
e25	+ACCRUED INTERESTS	1,184,339	626,680
e26	+(-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(2,741,027)	(4,563,566)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(268,695)	(3,002)
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	1,123,877	421,776
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	409,705	(1,027,040)
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	(1,055,021)	707,280
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,520,793)	(2,645,386)
e32	+(-) INCOME TAXES PAID OR RETURNED	(1,430,100)	(2,017,194)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(9,473,611)	(8,462,318)
e33	- PERMANENT INVESTMENT IN SHARES	(247,860)	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(8,062,331)	(8,157,388)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(938,435)	(304,930)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	(224,985)	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	0	0

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(1,024,703)	(1,952,953)
e45	+ BANK FINANCING	4,144,047	421,006
e46	+ STOCK MARKET FINANCING	36,200,000	0
e47	+ OTHER FINANCING	107,579	174,564
e48	(-) BANK FINANCING AMORTIZATION	(7,065,419)	(1,563,089)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	(32,200,000)	0
e50	(-) OTHER FINANCING AMORTIZATION	(192,388)	(31,736)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(19,934)	(126,292)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(1,182,462)	(499,796)
e56	+ REPURCHASE OF SHARES	(1,266,610)	0
e57	+(-) OTHER ITEMS	450,484	(327,610)

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM r47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Highlights

Second quarter 2009

Consolidated relevant figures

  At the end of the second quarter of 2009, 17.2 million Revenue Generating Units (RGUs), otherwise known as accesses, were offered in the countries where we operate, representing a 5.5% increase compared with the first quarter 2009 and a 37.4% increase compared to same period last year.

  At the end of the second quarter of 2009, our operations in Brazil accounted for 13.5 million RGUs, representing a 5.9% increase compared with the first quarter 2009 and a 36.6% increase compared to the end of the second quarter 2008. For the same period, Colombia had 2.7 million accesses or RGUs, representing a 1.1% increase compared with the first quarter 2009 and a 25.5% increase compared with the end of the second quarter 2008. The rest of the countries in which we operate achieved a 12.4% increase in RGUs compared with the end of the first quarter 2009 and a 110.8% increase compared with the end of the second quarter 2008.

  Second quarter 2009 consolidated revenues was the equivalent of 21.778 billion pesos, an increase of 17.4% from a year earlier. Taking into account accounting principles in each country where we operate, the following increases in income with respect to the same period last year were registered: 9.4% in Brazil, 36.5% in Colombia, 16.7% in Argentina, 35% in Chile and 25.6% in Peru.

  Second quarter 2009 consolidated EBITDA (1) was 5.111 billion pesos, a 26.8% increase compared with the same period last year. Based on accounting principles in each country where we operate, EBITDA grew as follows: 20.1% in Brazil, 133.2% in Colombia, 93.3% in Argentina, 287.0% in Chile and 57.0% in Peru.

  Second quarter 2009 operating income totaled 2.396 billion pesos, a 37.7% increase compared with the same period last year.

  Second quarter 2009 consolidated majority net income was 2.689 billion pesos, a 126.0% increase compared with the same period last year.

  Second quarter 2009 EBITDA and operating income margins were 23.5% and 11% respectively, compared with 21.7% and 9.4% from a year earlier.

  At the end of the second quarter of 2009, total consolidated debt was the equivalent of 2.03 billion dollars, of which 53% was dollar denominated. In order to minimize the risk related to currency fluctuation, hedges were in place for the equivalent of 410 million dollars, or 38% of the dollar denominated debt. Net debt (3) was the equivalent of 1.636 billion dollars.

  EBITDA: Defined as operating income plus depreciation and amortization. Please refer to www.telmexinternacional. com in the Investor Relations section, where you will find its calculation.

  One ADR represents 20 shares.

  Net debt is defined as total debt less cash, cash equivalents and marketable securities.

The financial information for 2008 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Telmex International Results

Revenues: In the second quarter of 2009, consolidated revenues totaled 21.778 billion pesos, an increase of 17.4% compared with the same period last year. These results reflect increases of 40.6% in local service revenues, 42.3% in Internet access revenues, 22.4% in corporate network revenues, 56.9% in Pay TV revenues, and 5.3% in long distance revenues, as well as a 0.4% decrease in international long distance revenues.

Costs and Expenses: In the second quarter of 2009, costs and expenses totaled 19.382 billion pesos, a 15.3% increase compared with the same period last year. This increase reflected gains in customers in Brazil, Colombia, Chile, Argentina and Peru and an increase in interconnection costs for mobile termination and leased lines, particularly in Brazil, related to strong growth in the local telephony and data businesses. Additionally, the increase in costs and expenses was also caused by an increase in content costs associated with more Pay TV customers in Colombia, Chile, Peru and Brazil.

EBITDA (1) and operating income: In the second quarter of 2009, EBITDA (1) totaled 5.111 billion pesos, a 26.8% increase compared with the same period last year, with a corresponding margin of 23.5%. Operating income totaled 2.396 billion pesos, with a corresponding margin of 11%.

Financing cost: In the second quarter of 2009, net income was 1.526 billion pesos as a result of a net interest charge equal to 335 million pesos, offset by a net exchange gain equal to 1.861 billion pesos mainly due to the reais appreciation during the second quarter of 2009 (the exchange rate reais/dollar moved from 2.3152 reais/dollar to 1.9516 during this period), partially offset by the reais-dollar hedges contracted by Embratel.

Majority net income: In the second quarter of 2009, majority net income totaled 2.689 billion pesos, a 126% increase compared with the same period last year, generating earnings per share equal to 15 Mexican cents, a 150% increase compared with the year-ago period. Earnings per ADR (2) were 22 U.S. cents, up 83.3% from the same period last year.

Investments: At the end of the second quarter of 2009, accumulated investments totaled the equivalent of 576 million dollars invested primarily in Brazil and Colombia.

Repurchase of own shares: In the second quarter of 2009, 709 million pesos were used to repurchase 91.8 million shares of the Company.

Debt: At the end of the second quarter of 2009, consolidated debt totaled the equivalent of 2.030 billion dollars of which 53% was dollar denominated. In order to reduce risk associated with exchange rate fluctuation, hedges were in place for the equivalent of 410 million dollars, or 38% of the dollar denominated debt.

Net debt (3) totaled the equivalent of 1.636 billion dollars.

Income Statements
(Million of nominal pesos)
					%					%
		2Q2009		2Q2008	Inc.		6 months 09		6 months 08	Inc.
Revenues
Local	Ps.	3,564	Ps.	2,534	40.6	Ps.	6,689	Ps.	4,874	37.2
Domestic long distance		7,259		6,895	5.3		14,332		13,978	2.5
International long distance		795		798	(0.4)		1,652		1,660	(0.5)
Corporate networks		5,050		4,126	22.4		9,744		8,172	19.2
Internet		1,894		1,331	42.3		3,677		2,552	44.1
Cable TV		1,202		766	56.9		2,281		1,428	59.7
Others		2,014		2,094	(3.8)		4,044		4,296	(5.9)
Total		21,778		18,544	17.4		42,419		36,960	14.8

Costs and Expenses
Cost of sales and services		3,883		3,038	27.8		7,426		5,912	25.6
Commercial, administrative and general		5,079		4,742	7.1		9,719		9,271	4.8
Transport and interconnection		7,705		6,733	14.4		15,348		13,055	17.6
Depreciation and amortization		2,715		2,291	18.5		5,221		4,522	15.5
Total		19,382		16,804	15.3		37,714		32,760	15.1

Operating income		2,396		1,740	37.7		4,705		4,200	12.0

Other (revenues) and expenses, net		72		67.00	7.5		80		67.00	19.4

Comprehensive financing cost
Net interest		335		(80)	NA		731		(141)	NA
Exchange loss (gain), net		(1,861)		(58)	NA		(1,999)		(22)	NA
Total		(1,526)		(138)	NA		(1,268)		(163)	NA

Equity in results of affiliates		313		88	255.7		505		413	22.3

Income before income tax		4,163		1,899	119.2		6,398		4,709	35.9

Income tax		1,303		671	94.2		1,828		1,480	23.5

Income before equity in minority interest		2,860		1,228	132.9		4,570		3,229	41.5

Minority interest		(171)		(38)	350.0		(236)		(102)	131.4

Majority net income	Ps.	2,689	Ps.	1,190	126.0	Ps.	4,334	Ps.	3,127	38.6

EBITDA (1)	Ps.	5,111	Ps.	4,031	26.8	Ps.	9,926	Ps.	8,722	13.8

EBITDA margin (%)		23.5		21.7	1.7		23.4		23.6	(0.2)
Operating margin (%)		11.0		9.4	1.6		11.1		11.4	(0.3)

NA Not applicable

Balance Sheets
(Million of nominal pesos)

		June 30,		June 30,
		2009		2008
Assets
Cash and short-term investments	Ps.	5,198	Ps.	13,845
Other current assets		27,418		23,278
Plant, property and equipment, net		70,233		54,240
Other assets		18,890		16,668
Goodwill		17,832		16,699
Deferred taxes		5,840		6,583

Total assets	Ps.	145,411	Ps.	131,313

Liabilities and stockholders’ equity
Current portion of long-term debt	Ps.	15,275	Ps.	4,211
Other current liabilities		21,240		22,949
Long-term debt		11,521		10,007
Employee benefits		2,564		2,639
Deferred taxes		4,160		-

Total liabilities		54,760		39,806
Stockholders' equity
Majority stockholders' equity		87,672		88,606
Minority interest		2,979		2,901
Total stockholders’ equity		90,651		91,507
Total liabilities and stockholders’ equity	Ps.	145,411	Ps.	131,313

The following financial information is presented in the local currency of each country, according to its generally accepted accounting principles, before elimination of intercompany operations among the companies that belong to Telmex International.

Brazil

For the second quarter of 2009, as a result of successful commercial strategies, revenues generated from local access and the data businesses have increased 27.6% and 24.3% respectively, compared to the same period last year. This growth has allowed the company to reduce its dependency in long distance revenues given that now 53.7% of total revenues originate from the following businesses: Local access, data, television via Embratel, and other services.

It is important to highlight that local access services have partially increased as a result of the deployment and use of different access solutions to the network through fiber optic, wireless (CDMA), coaxial cable (HFC), Wimax (3.5 Gbps) and ADSL. Similarly, data services have also increased as a result of service integration strategies.

In particular, at the end of the second quarter of 2009, Net Serviços offered the Net Fone service to 2.3 million customers. This service represents an important growth opportunity given that Net Serviços’s network passes approximately 10.4 million homes and is 76.5% bidirectional. This network covers approximately 3.5 million Pay TV customers and has 2.6 million local and broadband access customers.

Revenues: For the second quarter 2009, revenues totaled 2.562 billion reais, an increase of 9.4% compared with the same period of last year. The improvement reflected growth in local, data and long distance revenues of: 27.6%, 24.3% and 1.3% respectively.

  Local: Revenues totaled 518 million reais, a 27.6% increase compared with the same period last year due to a 36.8% increase in the number of lines in service.

  Domestic Long Distance: Revenues totaled 1.082 billion reais, a 1.3% increase compared with the same period last year, due to increasing mobile originated traffic from the residential segment.

  International Long Distance: Revenues totaled 104 million reais, a 7.1% decrease compared with the end of the second quarter 2008, mainly due to incoming traffic and to the residential segment.

  Satellite Pay TV: Via Embratel which was launched on December 1st 2008, reached 16 million reais in sales and 144,000 services at the end of the second quarter of 2009.

  Corporate networks and Internet: Revenues generated by data and Internet access services totaled 746 million reais, a 24.3% increase compared with the same period of last year, due to the increase in services for corporate data networks.

Costs and expenses: For the second quarter of 2009, costs and expenses totaled 2.226 billion reais, a 5.8% increase compared with the same period last year. Contributing factors included, higher costs associated with originating mobile traffic, reflecting a rate increase for the mobile network that took effect in January 2009, as well as an increase in the use of leased lines required to support the local and data businesses.

  Cost of sales and services: Cost of sales and services totaled 329 million reais, a 12.8% increase compared with the same period in 2008. The increase was due to costs associated with the growth of local service and data businesses.

  Commercial, administrative and general expenses: These expenses totaled 474 million reais, a 4.8% decrease compared to the same period last year.

  Transport and interconnection: These costs totaled 1.099 billion reais, an increase of 9.7% compared with the same period last year, reflecting an increase in the termination of mobile traffic and the higher number of leased lines needed by the local and data businesses.

  Depreciation and amortization: These expenses totaled 324 million reais, an increase of 3.7% compared with the same period last year.

EBITDA (1) and operating income: For the second quarter of 2009, EBITDA (1) totaled 660 million reais, an increase of 20.1% compared with the same period last year, producing a margin of 25.8%. Operating income totaled 381 million reais, producing an operating margin of 14.9%.

Colombia

Colombia’s network currently passes 4.8 million homes, of which 53% are bidirectional. At the end of the second quarter 2009, 2.7 million accesses (RGUs) were offered a 25% increase from the year-earlier period. In particular, growth occurred in broadband access and voice up 56.7% and 92.7%, respectively, compared with the same period of 2008.

In 2009, initiatives in the corporate segments focused on growing the number of services per customers in the corporate segment and increasing small and medium sized business customers (SME) through offerings of data, Internet and telephony services. The number of services in these product lines has increased 4% in data services, 32% in Internet services and 63% in telephone lines compared with a year earlier. The strategy of increasing penetration in the SME market has been a determining factor in order to increase of the number of services in Internet and telephone lines.

For the second quarter 2009, revenues totaled 289.356 billion Colombian pesos, a 36.5% increase with respect to the same period last year. The increase was mainly due to the growth in operations with several corporate customers and additional revenues in the voice business, video and Internet generated by the TV cable company customers.

For the second quarter 2009, costs and expenses totaled 280.681 billion Colombian pesos, an increase of 30.5% compared with the same period last year. This increase was primarily due to growing content and customer acquisition costs, as well as expenses for personnel dedicated to serving the SME market. EBITDA (1) totaled 62.924 billion Colombian pesos, an increase of 133.2% compared with the same period last year, The EBITDA margin was 21.7%, an increase of 9 percentage points compared with the year-earlier period. Operating income was 8.675 billion Colombian pesos.

Chile

At the end of the second quarter of 2009, RGUs totaled 557,000, a 116% increase compared with the same period last year.

Second quarter, revenues from the Chile operation totaled 36.448 billion Chilean pesos, a year over year increase of 35%. The gains reflected growth from Pay TV services which increased 7.756 billion Chilean pesos, or 109.3% year over year. In addition, revenues from corporate networks increased 27.3% and Internet services 52.4%, primarily due to growth in the residential market. Voice services decreased by 5.7% as a result of the contraction of the domestic and international long distance markets and despite a 12.5% increase in local services.

For the second quarter of 2009, costs and expenses totaled 38.645 billion Chilean pesos, 22.4% more than the corresponding period last year. The increase was primarily due to increasing TV content costs. Costs of sales and services increased by 65.1%, as a result of increased costs associated with the acquisition of new customers. Commercial, administrative and general expenses increased 1.2% due to increased sales commissions and market promotions for TV, Internet and telephony in the residential market. EBITDA (1) totaled 4.920 billion Chilean pesos, a 287% increase compared with the same period last year, generating a margin of 13.5%. From April to June the operating loss was 2.197 billion Chilean pesos.

Peru

For the second quarter 2009, RGUs grew by 103% compared with the same period last year. The number of corresponding units totaled 239,000.

For the second quarter of 2009, revenues reached 96.5 million New Soles, a 25.7% increase compared with the same period last year. The increase was due to a 35.6% growth in revenues from the data business. Revenues from the voice business increased 13.3%, compared with the same period last year. Video revenues increased 78.8%.

For the second quarter of 2009, costs and expenses increased 16.6%. Contributing factors to this growth were as follows: A 119.2% increase in content costs, a 24.8% increase in interconnections and transport costs and a 7.5% growth in commercial, administrative and general expenses and costs associated with installed, internal public telephony commissions. EBITDA (1) totaled 13.5 million New Soles for the period, a 57% increase compared with the same period last year. The corresponding margin was 14%.

Argentina

For the second quarter of 2009, revenues totaled 145.7 million Argentinean pesos, a 16.7% increase compared with the year-earlier period.

In 2009, the focus has been to grow services with existing customers in the corporate market, therefore increasing our value-added services base through strategic alliances with different companies. For the SME segment, in which we are introducing a modular offer consisting of Internet and telephone services delivered through the WiMax and GPON technologies, which is currently being deployed.

In the second quarter of 2009, operating costs and expenses totaled 140.5 million Argentinean pesos, an increase of 4% compared with the same period 2008, contributing to the increase were a 17.9% growth in leased line costs related to sales volume and affected by exchange rate variations. These increases were largely offset by a 13.8% decrease in transport and interconnection as a result with negotiations with carriers. EBITDA (1) was 31.9 million Argentinean pesos, a 93.3% increase compared with the same period last year. The corresponding margin generated was 21.9%. Operating income was 5.2 million Argentinean pesos.

Yellow Pages

The Yellow Pages business has presence in 5 countries and has published 69 directories. Of this total, 40 directories are in Mexico, with presence in all states and Mexico City. Additionally, 27 directories have been published in Hispanic markets in 31 states in the United States. The remaining 2 directories are published in Peru and Argentina.

In the second quarter of 2009, revenues from this business totaled 1.403 billion pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Complementary notes to financial statements

(Thousands of Mexican Pesos)

RECOGNITION TO THE EFFECTS OF INFLATION

Since January 1, 2008, Mexican FRS B-10 "Effects of Inflation", replaced Mexican accounting Bulletin B-10 "Accounting Recognition of the Effects of Inflation on Financial Information". Based on Mexican FRS B-10, the economic environment in Mexico in 2009 and 2008 have been qualified as non-inflationary, due to inflation in the preceding three fiscal years was less than 16%. Therefore, during 2008 and 2009 the effects of inflation on financial information were not recognized, keeping the recognition of the effects of inflation up to December 31, 2007.

Also based on Mexican FRS B-10, in 2008 the total result from holding non-monetary assets, net from deferred taxes, and the accumulated deficit from monetary position, were reclassified to retained earnings.

BALANCE SHEET

S 87 OTHERS

This item is represented by the inventories for telephone plant operation, which are valued by the average cost method.

S 58 OTHER CURRENT LIABILITIES

As of June 30, 2009, this item rose to Ps. 18,557,316 and is comprised as follows:

2009

Accounts payable $ 12,668,267

Other accrued liabilities 2,761,162

Deferred credits 3,127,887

S 40 CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES

This item is represented by other capital contributions, since there is no a specific caption for this issue.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

On July 9, 2008 the Annual Ordinary Shareholders' Meeting approved the funds authorized to repurchase its own shares in the maximum amount of Ps. 10,000,000. Additionally, on April 29, 2009 the Annual Ordinary Shareholders’ Meeting approved to increase in Ps. 5,000,000, the funds authorized to repurchase its own shares, bringing the total maximum amount to Ps. $ 10,067,022.

From January 1 through June 30, 2009, the Company acquired 171.9 million L shares for Ps. 1,244,700 and 3.1 million A shares for Ps. 21,910.

The Company's repurchased shares are applied to retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain figures of the 2008 financial statements have been reclassified to conform its presentation with the one used for the year 2009.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %
Consertel, S.A. de C.V.	Intermediate holding company	106,419,052,434	100.00
Soporte de Servicios Int. Latam S.A. de C.V	Human resources services	50,000	100.00
Latam Servicios Integrales S.A. de C.V.	Human resources services	50,000	100.00
Soporte Comercial de Latam negocios S.A. de C.V.	Leasing services	50,000	100.00
Contenido Cultural y Educativo, S.A. de C.V.	Selling advertising space	7,705,000	100.00
Anuncios en Directorios, S.A. de C.V.	Producer of yellow and white pages directories in México	379,081,852	100.00
Metrored Holdings S. R. L.	Intermediate holding company of provides of telecomunications services in Argentina	748,753,074	96.09
Telmex Chile Holding S.A.	Intermediate holding company in Chile	297,052,752,929	100.00
Telmex Perú S. A.	Provider of telecommunications services to corporate customers in Perù.	9,380,505	100.00
Embratel Participações, S.A.	Intermediate Holding company of domestic and international long distance, local and data services providers in Brazil	1,001,760,710,229	98.01
Telmex Colombia S. A.	Provider of telecommunications services to corporate customers in Colombia	255,042,532	100.00
Telmex Hogar, S.A.	Provider of cable television and Internet services in Colombia	11,872,872	100.00
Ecuadortelecom, S. A.	Provider of telecommunications services in Ecuador	134,601,635	100.00
Network and Operation S.A.	Provider of cable television and Internet services in Colombia	772,543	100.00
Cablecaribe, S.A.	Provider of cable television and Internet services in Colombia	87,398	100.00
Megacanales, S.A.	Producer of cable television content	152,064	100.00
The Now Operation, S.A.	Editor of cable television programming magazine in Colombia	100,253	100.00
New Dinamic Company, S.A.	Provider of cable television in Colombia	4,496,150	100.00
Sección Amarilla USA. LLC	Producer of yellow and white pages directories in USA	80	80.00
Páginas Telmex Colombia, S.A.	Producer of yellow and white pages directories in Colombia	3,009,360	100.00
Páginas Telmex Argentina, S.A.	Producer of yellow and white pages directories in Argentina	2,347,542	100.00
Páginas Telmex Perú, S.A.C.	Producer of yellow and white pages directories in Perú	94,680	100.00
Eidon Software, S.A. de C.V.	Provider of software services	79,757,354	51.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
Net Serviços de Comunicação, S.A.	Provider of cable television	121,338,989	34.67 (*)	5,651,398	7,152,319
Eidon Software, S.A. de C.V.	Provider of software services	79,757,354	51.00	247,860	156,426
Others					41,401

TOTAL INVESTMENT IN ASSOCIATES				5,899,258	7,350,146
OTHER PERMANENT INVESTMENTS					1,892
T O T A L				5,899,258	7,352,038

Notes:

The 34.67% corresponds to the Telmex Internacional's indirect interest in Net Serviços de Comunicação S.A. (Net); the direct and indirect interest of Embratel Participações S.A. in Net at June 30, 2009 is 35.38%.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
Banco Interamericano de Desarrollo (2)	Y	19/04/2007	11/05/2012	1.96							565,813	565,813	1,131,626	1,131,626	0
CAF Santander (2)	Y	07/07/2006	05/07/2011	2.20							345,900	345,900	691,801	345,900
EDC (2)	Y	21/11/2006	14/11/2011	2.01							165,029	165,029	330,057	165,029
BNP Paribas - Star One (3)	Y	13/08/2003	28/11/2013	4.01							343,849	343,849	687,697	687,697	687,697	163,305
Eximbank (3)	Y	25/11/2002	21/05/2010	6.64							44,193	44,193
BNP Paribas (2)	Y	13/08/2003	28/11/2013	1.86							11,750	11,750	23,500	23,500	23,500	11,750
SECURED DEBT
COMMERCIAL BANK
Brasil:
Banco IBM (2)	Y	22/09/2006	24/09/2012	2.29							55,009	55,009	110,019	110,019	55,009
Banco IBM (3)	Y	15/12/2006	17/12/2012	6.50							49,509	49,509	99,017	99,017	49,509
ABN AMRO (2)	Y	04/11/2005	15/10/2009	2.21							132,022
Societe Generale (2)	Y	04/11/2005	25/10/2010	2.46							94,302	94,302	94,302
Societe Generale (3)	Y	03/03/2003	30/08/2010	6.56							28,452	28,452	28,452
Nordic (2)	Y	24/04/2006	11/03/2014	3.65							82,514	82,514	919,446	919,446	919,446	377,209
Others (4)	Y	08/01/2009	04/01/2010	10.62								1,183,849
Others (6)	Y	22/04/2005	15/01/2010	11.10							636	106
Chile:
Others (3)	Y	31/05/2001	10/06/2016	5.92							45,685	532	254,379	458,620	1,287	4,446
Others (3)	Y	01/12/2006	06/04/2014	3.70							26,628	26,166	55,336	49,831	32,696	7,295
Others leasing (3)	Y	01/12/1999	01/07/2027	10.69							1,111	22,079	13,093	13,883	15,094	125,846
Others leasing (3)	Y	31/01/2005	31/12/2009	3.73							3,277
Colombia:
Others (5)	Y	01/06/2006	01/09/2013	9.42							33,651	134,996	67,303	67,303	67,303	16,826
others leasing (5)	Y	01/04/2006	01/08/2014	10.57							26,403	28,071	61,678	70,052	78,818	72,219
Argentina:
Others (3)	Y	05/10/2006	17/12/2011	3.13							22,959	15,198	22,626	1,774
Peru:
Others leasing (3)	Y	18/09/2000	01/06/2011	7.01							1,669	8,113	45,852
Others (3)	Y	01/07/2007	23/08/2013	5.46							286,529	202,273	10,929	11,174	8,308	1,736

OTHER
TOTAL BANKS					0	0	0	0	0	0	2,366,890	3,407,703	4,647,113	4,154,871	1,938,667	780,632

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT

Stock certificates	N/A	27/05/2009	10/08/2009	5.75	9,500,000

SECURED DEBT

PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					9,500,000	0	0	0	0	0	0	0	0	0	0	0

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST	N/A				10,451,950						9,704,857
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					10,451,950	0	0	0	0	0	9,704,857	0	0	0	0	0

TOTAL					19,951,950	0	0	0	0	0	12,071,747	3,407,703	4,647,113	4,154,871	1,938,667	780,632

Notes:

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  Libor 3 months plus margin

  Libor 6 months plus margin

  Fixed Rate

  CDI Rate*

  DTF Rate**

  TJLP Rate***

B.- The following rates were considered:

- Libor at 3 months in US dollars is equivalent to 0.5950 at June 30, 2009

- Libor at 6 months in US dollars is equivalent to 1.1113 at June 30, 2009

- CDI rate* is equivalent to 8.9600 at June 30, 2009

- DTF rate** is equivalent to 5.4000 at June 30, 2009

- TJLP rate*** is equivalent to 6.200 at June 30, 2009

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at June 30, 2009 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	1,078,123	13.2023

E.- Liabilities in other foreign currency are equivalent to Ps. 12,562,168 thousand Mexican pesos.

*Brazilian local rate

**Colombian leader rate

***Brazilian local rate

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSAND PESOS
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS
MONETARY ASSETS	221,991	2,930,794	2,455,648	32,420,202	35,350,996

LIABILITIES	1,073,716	14,175,520	1,377,929	24,582,439	38,757,959
SHORT-TERM LIABILITIES	306,880	4,051,526	1,310,770	23,185,150	27,236,676
LONG-TERM LIABILITIES	766,836	10,123,994	67,159	1,397,289	11,521,283

NET BALANCE	(851,725)	(11,244,726)	1,077,719	7,837,763	(3,406,963)

Notes:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	13.2023
EURO	18.6005
Argentinian Peso	3.4816
Colombian Peso	0.0063
Chilean Peso	0.0247
Peruvian Sol	4.3847
Brazilian Real	6.7649

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

TOTAL					0

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the restriction of the sale of an important part of assets, among others.

 Some financial instruments of Embratel are subject to anticipated maturity or repurchase at the option of the holders, if there is a change in control, as defined in the respective instruments. The definition of change of control varies form instrument to instrument; however, no change in control shall be considered to have occurred as long as long as Carso Global Telecom, S.A.B. de C.V. (Telmex Internacional's holding company) or its current stockholders continue to hold the majority of Embratel's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At June 30, 2009, the Company has complied with such restrictive covenants.

---

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 9

PLANTS, COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
YELLOW PAGES	0	2,697,680
OTHERS	0	825,994
FOREIGN SALES
LOCAL SERVICE	0	6,689,409
LONG DISTANCE SERVICES	0	15,984,090
INTERCONNECTION	0	519,361
CORPORATE NETWORKS	0	9,744,326
INTERNET	0	3,677,107
TV DE CABLE	0	2,281,279
TOTAL		42,419,246

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	0

FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	0
LOCAL SERVICE	0	6,689,409
LONG DISTANCE SERVICE	0	15,984,090
INTERCONNECTION	0	519,361
CORPORATE NETWORKS	0	9,744,326
INTERNET	0	3,677,107
OTHERS	0	2,281,279
TOTAL		38,895,572

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
	VALUE		FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.00818244	0	400,446,171	0	0	400,446,171	3,277	0
AA	0.00818244	0	8,114,596,082	0	8,114,596,082	0	66,397	0
L	0.00818244	0	9,633,000,407	0	0	9,633,000,407	78,821	0
TOTAL			18,148,042,660	0	8,114,596,082	10,033,446,578	148,495	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,148,042,660
NOTES: The nominal value per share is $0.0081824375 MXN

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos
	2th. Quarter 09 April-June	% of Advance	Amount used 2009	Budget 2009	% of Advance

LATINOAMERICA	2,876,007	41.8	4,667,260	6,885,038	67.8
EMBRATEL	1,287,016	16.5	3,395,071	7,797,249	43.5

TOTAL INVESTMENT TELMEX INTERNACIONAL	4,163,023	28.4	8,062,331	14,682,287	54.9

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

---

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

As of 2008, the financial statements of subsidiaries and affiliates abroad are converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently translated into the reporting currency. Since none of the Company’s subsidiaries or affiliates operates in an inflationary environment, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in the local currency are translated as follows:

i) all monetary assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) all non-monetary assets and liabilities are translated at the prevailing exchange rate at the time of the related transactions;

iii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iv) revenues, costs and expenses are translated at historical exchange rates and the effects of non-monetary assets and liabilities on results of operations are translated at the historical exchange rates used to translate the assets and liabilities;

v) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in shareholders’ equity as part of the caption Accumulated other comprehensive income items; and

vi) the statement of cash flows was translated using the weighted average exchange rate and the difference is presented in the statement of cash flows under the caption Adjustment to cash flow for exchange differences.

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently restated to constant values based on the inflation rate of the country in which the subsidiary operates.

Once the financial information of foreign subsidiaries and affiliates was expressed in each country’s currency in constant values as of December 31, 2007, the financial statements were translated into Mexican pesos as follows:

i) all assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii) income statement amounts are translated at the prevailing exchange rate at the end of the year being reported on;

iv) exchange rate variances and effect of intercompany monetary items are recorded in the consolidated statements of income; and

v) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in shareholders’ equity as part of the caption Accumulated other comprehensive income items.

Exchange rate variances and, through December 31, 2007, the effect of intercompany monetary items are recorded in the consolidated statements of income.

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transaction. Foreign currency-denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign-currency-denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 15

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION )

Consolidated

Final printing

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Complementary information to TELINT’s second quarter 2009 Report (ending on June 30, 2009) requested by Official Communications No. 151/13203/2008, dated November 25, 2008 and No. 151-2/76211/2009 dated January 20, 2009, both issued by the Comisión Nacional Bancarios y de Valores, (Banking and Securities Commission of Mexico).

The Comisión Nacional Bancaria y de Valores has requested to Telmex Internacional, S.A.B. de C.V. (TELINT or the Company) and, we understand that also to all other issuers registered in the Registro Nacional de Valores (National Securities Registry) and whose shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V., information related to the use of derivative instruments. Given the conditions of volatility in the markets and that the Comisión Nacional Bancaria y de Valores considers of particular importance that the investors are aware of the participation of public companies in transactions with derivative instruments either to increase their profitability or have specific hedges regarding any risk, the disclosure of additional and complementary information is required in accordance with this form. This complementary report is based on the specific requirements of the Comisión Nacional Bancaria y de Valores and is limited to meet such requirements without prejudging over its source or the need to disclose this information periodically, as long as there are no permanent rules from the Comisión Nacional Bancaria y de Valores.

Derivative Instruments

As explained in TELINT’s second quarter Report, at June 30, 2009, TELINT had a total debt equivalent to 26,796 million Mexican pesos, of which 14,234 million were denominated in US dollars and 12,562 million were denominated in local currencies belonging to the different countries in which the Company operates in South America as well as Mexico. The Company had a net position in hedges of 410 million US dollars implemented through derivative instruments exclusively related to its Brazilian operations.

These transactions have been carried out based on the Company’s policies, strategies and guidelines that are explained below.

I. Qualitative and quantitative Information

i. Policies for using of derivative instruments

Objective to enter into derivative transactions and selected instruments

  With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company through its various subsidiaries uses derivative instruments, mainly Cross Currency Swaps.

Hedge strategies

When the market conditions are favorable, the Company’s Management determines the amounts and objective parameters to be considered in the hedging agreements. This strategy seeks to reduce the risk exposure of abnormal fluctuations in the market of the main variables that affect our debt, in particular short term debt, while maintaining a solid and healthy financial structure.

Trading markets and eligible counterparts

The financial institutions and counterparts with which the Company’s subsidiaries enter into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with the counterparts. Counterparts are local banks in the countries where the Company operates, as well as international banks which are rated at least A by Fitch, A2 by Moody´s and A by Standard & Poor´s.

Also, the Company’s subsidiaries only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company’s subsidiaries use derivative instruments of common use in the market, prices of future contracts are observed in the market in order to compare them with the ones provided by financial institutions and the ones that prevail in the market.

Main terms and conditions of the agreements

It is a practice of the Company and its subsidiaries that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments have been executed in Brazil under a master agreement designed by CETIP (“Balcăo Organizado de Ativos e Derivados”) standardized and duly executed by the legal representatives of the Company’s Brazilian subsidiaries and the financial institutions.

Margin policies, collateral and lines of credit

The Company or its subsidiaries have no contractual obligations related to the purchase and use of derivative instruments which will cause it to provision for any type of collateral in case of margin calls.

Processes of levels of authorization required by type of negotiation

Some subsidiaries which include the ones in Brazil maintain the Company’s total hedge position through derivative instruments. Various entities inside each subsidiary discuss hedging strategies against financial risk. The Treasury departments of the subsidiaries are in charge of its implementation with close coordination with the Corporate Treasury department of the Company. The supervision of the transactions is left to the Company’s Chief Financial Officer.

In the previously mentioned subsidiaries, derivative contracts that exceed 50 million R$ ( 25.62 million US dollars) must be approved by the Board of Directors. The control of these contracts is performed under the supervision of the Company and internal auditors.

Existence of a independent third party that reviews such processes

In order to comply with reporting financial standards, the measurement of the effectiveness of the derivative instruments are discussed with the external auditors that validate the correct accounting application of their effect in the income statement and the balance sheet.

Generic description of the valuation techniques

As previously discussed, derivative instruments are carried out by the Company through its subsidiaries, primarily for the purpose of hedging financial risk. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

The Company and its subsidiaries use certain tools in order to evaluate market risk (VAR, Stress Test).

ii. Internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company’s and the subsidiaries’ cash generation capabilities have been sufficient to service the debt and the derivative instruments used to hedge financial risks associated with such debt.

iii. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were established.

In the second quarter of 2009, we have recognized an accumulated net loss of 546 million Mexican pesos as a result of foreign exchange rate hedges.

To date, there has not been any breach in the terms and conditions of the respective agreements.

iv. Quantitative information

See TABLE 1 attached.

II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since hey are carried out for hedging purposes.

Derivative Type	Purpose of hedge	Notional Amount		Underlying Asset Value Reference Variable		Reasonable Value		Amount of Maturities per year	Colateral/ Lines of credit
		Quarter Current	Quarter Previous	Quarter Current	Quarter Previous	Quarter Current	Quarter Previous
Exchange rate hedges (principal & interest)
		USD	USD	CDI	CDI	MXN	MXN
				8.96%	11.08%
Cross Currency Swap	Hedge	590,485	516,978	Exchange rate	Exchange rate	(286,577)	933,213	4,6 a 14,1 months	N/A
	USD x CDI			6.7649	6.1903

		USD	USD	Exchange rate	Exchange rate	MXN	MXN
				6.7649	6.1903
Cross Currency Swap	Hedge	180,984	326,919	CDI	CDI	433,169	(42,558)	9,5 months	N/A
	CDI x USD			8.96%	11.08%

Total		409,501	190,059			146,592	890,655

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELMEX INTERNACIONAL, S.A.B. DE C.V. INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 52 44 03 67 www.telmexinternacional.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TIN 071226KDA INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD CARLOS SLIM DOMIT PASEO DE LAS PALMAS No. 736 COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 53 25 98 03 slimc@sanborns.com.mx
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER C.P. OSCAR VON HAUSKE SOLÍS INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2461 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 81 52 ovonhaus@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ACT. GONZALO LIRA CORIA INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2451 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 30 13 glcoria@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF CORPORATE INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. EDUARDO ALVAREZ RAMIREZ DE ARELLANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 eara@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS SUPERVISOR LIC. JUAN ANTONIO PEREZ SIMON GONZALEZ INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 55 35 27 90 japsgonz@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF THE BOARD OF DIRECTORS

SECRETARY OF THE BOARD OF DIRECTORS

LIC. RAUL HUMBERTO ZEPEDA RUIZ

PASEO DE LAS PALMAS 736 COL. LOMAS DE CHAPULTEPEC

11000

MEXICO, D.F.

52 23 32 00

rzepedar@inbursa.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

BOARD PROPIETORS	ING.	JAIME	CHICO	PARDO
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS	LIC.	ARTURO	ELIAS	AYUB
BOARD PROPIETORS (INDEPENDENT)	MBA.	ROBERTO	KRIETE	AVILA
BOARD PROPIETORS (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ
BOARD PROPIETORS (INDEPENDENT)	MBA.	JORGE ANDRES	SAIEH	GUZMAN
BOARD PROPIETORS	ING.	FERNANDO	SOLANA	MORALES
BOARD PROPIETORS (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD PROPIETORS	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD PROPIETORS (INDEPENDENT)	SR.	ERICK D.	BOYER
BOARD PROPIETORS (INDEPENDENT)	SR.	RAYFORD	WILKINS, JR

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	RAUL HUMBERTO	ZEPEDA	RUIZ

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2009.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. Second Quarter 2009.